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File No. 82-34735

March 22, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 3/30

Enclosure

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

NY:851290.1

PRESSRELEASE

from ASSA ABLOY AB (publ)

22 March 2004
no. 4/04

Annual General Meeting in ASSA ABLOY AB (publ) – The board proposes global incentive program

The Board of Directors of ASSA ABLOY convenes the Annual General Meeting to be held at 3.00 p.m. on Tuesday 27 April 2004, at "Norra Latin", Drottninggatan 71 B, Stockholm. The Meeting is, in addition to ordinary matters to be considered at an annual general meeting, proposed to approve the recommendation by the Board of Directors to introduce a global incentive program for employees within the ASSA ABLOY Group.

"ASSA ABLOY seeks to attain an as wide spread participation as possible among its employees and management. We firmly believe that a participation creates motivation and strengthens the feeling of belonging, increases the interest in ASSA ABLOY and its operations. It also gives the employees an opportunity to benefit from the development of the Group. The earlier incentive programs have in a striking way created a basis for a unanimous view on the importance of the continuous development of profitability and common goals of ASSA ABLOY", says Chairman Georg Ehrnrooth.

The new incentive program, Incentive 2004, has been prepared to ensure participation for the new employees in the Group since 2001. Incentive 2004, which in all material respects will be structured in accordance with the program of 2001, will be open to approximately 22,000 of the Group's employees in approximately 15 countries. Pursuant to the program, Group employees will be offered the opportunity to acquire shares at market price in a company especially established for the intended purpose, which company shall subscribe for convertible bonds issued by ASSA ABLOY. It is proposed that the convertible bonds will be issued at a nominal value of up to EUR 100 million with a maturity of five years.

The dilution will depend on the ASSA ABLOY share price, which will be established during a measure period of five banking days prior to the date of subscription and payment for the convertible bonds, and the applicable exchange rate (SEK/EUR) but is expected to amount to approximately 2 per cent of the share capital and 1.5 per cent of the total number of votes. The special purpose company will finance its subscription for the convertible bonds by debt financing corresponding to 90 per cent of the nominal value of the convertible bonds and the remainder with capital contributions from the employees' subscription for shares.

The full notice to the shareholders' meeting is attached.

Further information can be obtained from

Bo Dankis, President and CEO, tel: +468 506 485 42
Göran Jansson, Deputy CEO and CFO, tel: +46 8 506 485 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

Annual General Meeting of Shareholders in ASSA ABLOY AB (publ)

The shareholders in ASSA ABLOY AB are hereby invited to attend the Annual General Meeting to be held at 3.00 p.m. on Tuesday 27 April 2004, at 'Norra Latin', Drottninggatan 71B, Stockholm.

A. Notice of Attendance

Shareholders who wish to attend the Annual General Meeting must:

(i) be recorded in the printout of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Saturday 17 April 2004. The registration must, due to intervening weekend, be made not later than Friday 16 April 2004;

(ii) notify ASSA ABLOY AB of their intent to attend the Annual General Meeting at the address: ASSA ABLOY AB, "AGM", P.O. Box 70340, SE-107 23 Stockholm, Sweden, by telephone +46 8 506 485 00, by telefax +46 8 506 485 85 or at www.assaabloy.com by 4.00 p.m., Wednesday 21 April 2004, at the latest.

When giving notice of attendance, the shareholder shall state name, personal identity number (corporate registration number), address, telephone number and the number and series of shares held. Proxy to act on behalf of a shareholder shall be sent together with the notice of attendance. Representative of a legal entity shall submit a copy of a registration certificate or similar papers of authorisation.

In order to participate in the proceedings of the Annual General Meeting, shareholders with nominee-registered shares should request their bank or broker to have the shares temporarily owner-registered with VPC. Due to the intervening weekend, such registration must be made on Friday 16 April 2004 at the latest, and the nominee should therefore be notified in due time before said date.

B. Agenda

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to check the minutes.
6. Determination of compliance with the rules of convocation.
7. The Managing Director's report.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the Group Auditor's Report.

9. Resolutions regarding
   (a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet, as per 31 December 2003;
   (b) appropriation of the company's profit according to the adopted Balance Sheet;
   (c) record date for dividend;
   (d) discharge from liability of the Board of Directors and the Managing Director for the financial year 2003.
10. Establishment of the number of members and deputy members of the Board of Directors.
11. Establishment of fees to the members of the Board of Directors.
12. Election of members of the Board of Directors.
13. Election of members of the Nomination Committee.
14. Question from the Amnesty Business Group regarding policy documents concerning human rights.
15. Resolution regarding a directed issue of convertible bonds and approval of an employee incentive program.
16. Closing of the Meeting.

Presentation of the Annual Report (item 8 on the agenda)

In connection with the presentation of the Annual Report, the Board of Directors' activities during 2003 will be presented, including:

(a) a presentation of the members, activities and function of the Nomination Committee;
(b) a presentation of the members, activities and function of the Audit Committee and the consultancy fees and other fees paid to the accounting firm in 2003; and
(c) a presentation of the members, activities and function of the Remuneration Committee and a presentation of the Board of Directors' remuneration policy.

Proposal for Dividend (items 9 (b) and (c) on the agenda)

The Board of Directors proposes a dividend of SEK 1.25 per share be declared.

As record date for the dividend, the Board of Directors proposes Friday 30 April 2004. If the Annual General Meting so resolves, the dividend is expected to be distributed by VPC on Wednesday 5 May 2004.

Proposal for Election of Board of Directors and Resolution regarding Fees (items 10-12 on the agenda)

The Nomination Committee established at the immediately preceding Annual General Meeting has made the following proposals:

The number of board members shall be ten instead of nine. No deputy members shall be elected.

Re-election of the board members Bo Dankis, Gustaf Douglas, Patricia O'Driscoll, Georg Ehrnrooth, Per-Olof Eriksson, Lotta Lundén, Sven-Christer Nilsson, Melker Schörling and Carl-Henric Svanberg. New election of Carl Douglas, a board member of inter alia Securitas AB and SäkI AB.

Fees to the board members shall amount to a total of SEK 3,950,000, to be distributed among the board members according to the decision by the Board of Directors.

Shareholders jointly representing approximately 45 per cent of the total number of votes in the company have announced that they intend to vote in favour of the Nomination Committee's proposals.

As the Annual General Meeting 2002 elected the auditing firm Öhrlings PricewaterhouseCoopers AB with main responsible auditor Anders Lundin as auditor of the company for a term of office of four years, there will be no election of auditor until the Annual General Meeting 2006.

Nomination Committee (item 13 on the agenda)

At the Annual General Meeting 2003, a Nomination Committee was established with the task of preparing the election of members of the Board of Directors, the establishment of fees for the Board of Directors and matters pertaining thereto before the forthcoming Annual General Meetings. Georg Ehrnrooth, Melker Schörling and Gustaf Douglas were appointed members of the Nomination Committee in respect of the Annual General Meeting 2004.

The Swedish Shareholders' Association (*Sw. Sveriges Aktiesparares Riksförbund*) has proposed a Nomination Committee consisting of three to five members independent of the company and representing the shareholders be appointed by the Annual General Meeting. One of the members should represent the minor shareholders.

Shareholders jointly representing approximately 45 per cent of the total number of votes in the company have announced that they intend to reject the proposal from the Swedish Shareholders' Association and recommend that the Annual General Meeting adopts the following resolution: Re-election of Georg Ehrnrooth, Melker Schörling and Gustaf Douglas as members of the Nomination Committee in respect of the Annual General Meeting 2005. Georg Ehrnrooth, Melker Schörling and Gustaf Douglas shall be instructed to, during the third calendar quarter 2004, appoint two representatives of the major institutional shareholders to be consulted in the nomination work. The names of these two representatives shall be published in the company's interim report for the third quarter 2004.

Incentive Program (item 15 on the agenda)

The Board of Directors has decided to recommend to the Annual General Meeting to adopt a resolution concerning the issue of convertible bonds according to Section 1 below and further to approve the measures described in Section 2 for the implementation of a global incentive program for the employees in the ASSA ABLOY Group. Shareholders jointly representing approximately 59 per cent of the total number of votes in the company have announced that they intend to vote in favour of the recommendation of the Board of Directors.

1. Issue of Convertible Bonds

The Board of Directors of ASSA ABLOY AB recommends the General Meeting to resolve

<u>that</u> the company shall issue convertible bonds in four (4) series, each with a maximum nominal value of EUR 25 million, in series 2004/2009:1, 2004/2009:2, 2004/2009:3 and 2004/2009:4;

<u>that</u> the subscription price for each convertible bond shall be equal to its nominal value;

<u>that</u> with disregard to the present shareholders' priority rights, ASSA ABLOY Incentive 2004 Holding S.A. ("InvestCo") and a Fond Commun de Placement d'Enterprise ("FCPE") or Société Générale on behalf of FCPE, shall be granted the right to subscribe for all four (4) series of convertible bonds;

<u>that</u> subscription can be made for all series of convertible bonds only, or for equal parts thereof, as *one* unit;

<u>that</u> subscription and payment for the convertible bonds shall be made on 30 June 2004 at the latest;

<u>that</u> on oversubscription, FCPE shall not be entitled to an allotment exceeding a total of EUR 10 million;

<u>that</u> the convertible bonds shall bear an annual interest rate of 90% of "3 months' EURIBOR plus 0.47 %";

<u>that</u> the interest shall become due for payment quarterly as specified in "Terms and Conditions for ASSA ABLOY AB's Convertible Bonds Series 2004/2009:1-4";

<u>that</u> the convertible bonds shall become due for redemption on the date occurring five years after the date of subscription and payment for the bonds, to the extent that conversion has not occurred before then;

<u>that</u> the convertible bonds shall be convertible into new shares of series B in ASSA ABLOY AB 90 days prior to the date when the convertible bonds are due for redemption at the earliest and 14 days before the date when the convertible bonds are due for redemption at the latest;

<u>that</u> the rate at which conversion can be made shall correspond to an amount totalling the following percentage of the average of the latest quoted transaction price on the Stockholm Stock Exchange for shares of series B in ASSA ABLOY AB during five banking days prior to the date of subscription and payment for the convertible bonds (the "Measure Period"):

- 100 per cent for convertible bonds of series 2004/2009:1;
- 120 per cent for convertible bonds of series 2004/2009:2;
- 140 per cent for convertible bonds of series 2004/2009:3;
- 160 per cent for convertible bonds of series 2004/2009:4;

in the absence of a price quotation for any of the days in question, the purchase price quoted as the final rate shall be applied. A day when there is neither a buying rate nor a purchase rate available shall not be included in the calculation. The calculated conversion rate shall be rounded to the nearest whole number of Swedish ören, whereby a half öre shall be rounded downwards, and thereafter be recalculated into EUR applying the exchange fixing rate SEK/EUR quoted by the Swedish commercial banks on the date of subscription and payment for the convertible bonds, without the conversion rate being less than the par value of a share in ASSA ABLOY AB. The conversion rate thus calculated in

EUR shall be rounded to the nearest whole number of 10 cents, whereby five cents shall be rounded downwards;

that a share obtained due to conversion shall entitle to profit distribution for the first time on the record day for distribution occurring after the execution of the conversion;

that the nominal share capital on conversion can as a maximum be increased by an amount corresponding to SEK 14 million, and should such amount be exceeded at the application of the abovementioned basis of calculation and the share and exchange prices applicable at the time of subscription and payment for the convertible bonds, the measure rate shall be increased in a way that the share capital increase on conversion will not exceed the amount indicated; and

that in all other respects, the terms and conditions set out in "Terms and Conditions for ASSA ABLOY AB's Convertible Bonds Series 2004/2009:1-4", shall apply to the convertible bonds.

The Board of Directors, or a person authorised by the Board of Directors, shall be entitled to make such minor adjustments to the resolution passed by the General Meeting regarding the issue of convertible bonds that may be necessary in connection with the registration of the bonds with the Swedish Patent and Registration Office and VPC.

The reason for disregarding the shareholders' rights of priority is that ASSA ABLOY AB wishes to introduce a global incentive program for employees in the group, whereby they can be offered the opportunity to take part in an increase in value of the ASSA ABLOY share. This is expected to increase the interest of the employees in the profitability and the share price development of ASSA ABLOY AB and to stimulate a continued company loyalty over the forthcoming years.

As part of a global employee incentive program, ASSA ABLOY AB has previously issued four (4) convertible bonds in series 2001/2006:1, 2001/2006:2, 2001/2006:3 and 2001/2006:4, each with a nominal value of EUR 25 million.

The increase of the share capital of ASSA ABLOY AB will at a full subscription and conversion of the convertible bonds, respectively, and based on a share rate of the company of SEK 91, a SEK-EUR-rate of 9.24 and a conversion rate determined in accordance with what has been stated above, be approximately SEK 8.1 million, which at a full conversion of the company's present outstanding convertible bonds issued in 2001, corresponds to a dilution of approximately 2.1 per cent of the share capital and approximately 1.5 per cent of the total number of votes. The aggregate dilution that may follow together with the outstanding convertible bonds, will be approximately 3.5 per cent of the present share capital and approximately 2.4 per cent of the present total number of votes. A full conversion would change the ratio earnings per share from 3.31 to 3.24.

2. The Incentive Program

The incentive program shall be implemented mainly in accordance with what is stated below.

Employees within the Group shall be offered the possibility to acquire shares ("Shares") in InvestCo, a Special Purpose Vehicle established for the intended purpose. InvestCo is a company (Société Anonyme) having its registered seat in Luxembourg. For practical and legal reasons, the acquisition of such Shares in InvestCo by employees in some countries will be made indirectly through subsidiaries or legal entities established for this particular purpose. FCPE is such a legal

entity as may be established for the benefit of the employees in France. The offer will be directed to approximately 22,000 of the Group's employees in 15 countries.

The allotment of the number of Shares in InvestCo shall be determined by the Board of Directors of ASSA ABLOY AB in accordance with the following guidelines:

a) A right to acquire the Shares shall, subject to information below and any adjustments required pursuant to local legal and regulatory requirements, be granted to all current and permanent employees in the ASSA ABLOY Group of Companies at the end of the subscription period (for the Shares in InvestCo), provided that a notice of termination of employment has not been given on or prior to such a date, and to such persons who at this time have signed employment contracts for permanent positions with companies in the ASSA ABLOY Group of Companies. With regard to certain countries other than Sweden, such right is subject to the legality of such a transfer and, where in the opinion of the Board of Directors such a transfer may be made within reasonable administrative and financial constraints. This could mean that employees in certain countries may not be entitled to participate in the incentive program.

b) The employees shall be entitled to subscribe for Shares in different preset tranches. The price of each Share will be EUR 250. Each employee wishing to acquire such Shares will be guaranteed allotment of 1 Share. All employees shall have the same right to purchase Shares, however, no employee shall have the right to acquire Shares equal to an amount exceeding 50 % of his/her estimated fixed annual salary. Where there is an oversubscription and a demand for a number of Shares which exceeds the actual number of Shares in InvestCo, allotment shall take place by a proportional reduction of the number of oversubscribed Shares in relation to the number of Shares each employee wishes to acquire, the guaranteed minimum allotment excepted.

c) Board members of ASSA ABLOY AB, who are not employed within the ASSA ABLOY Group, shall not be entitled to acquire Shares in InvestCo or otherwise participate in the incentive program.

The sale of Shares is expected to take place from 17 May to 28 May 2004 and at all events before the end of June 2004.

The purchase price for the acquired Shares shall correspond to the Shares' arm's length fair market value during the Measure Period, which value is expected to correspond to the material value of the Shares. The valuation of the Shares shall be performed by Société Générale as an independent valuation institute. The valuation of the Shares will be performed in accordance with standard methodologies including the application of Black & Scholes, adjusted to take into consideration specific terms for this incentive program.

InvestCo will issue different series of shares. ASSA ABLOY AB will, pursuant to certain foreign legislation, hold shares in InvestCo of a series of shares that in principle will not entitle ASSA ABLOY AB to any voting right nor any right to profit from the value development in InvestCo. The Shares acquired by the employees and in accordance with the hedge arrangement as described below, will be of a series that will provide an entitlement to a voting right as well as profit from the value development in InvestCo. ASSA ABLOY AB's share holding will be more than 10% but less than 20% of the share capital of InvestCo. The employees' acquisition of Shares is expected to

correspond to approximately 60% of the Shares while the indirect holding through the hedge arrangement is expected to correspond to 40% of the Shares.

The Shares will be transferable among the circle of holders and the employees in the ASSA ABLOY Group. Further, the Shares will on transfer be subject to a contractual obligation to be offered ASSA ABLOY AB for redemption on market terms and conditions.

InvestCo intends to finance its subscription for the convertible bonds to an amount equal to ninety per cent of the value of the convertible bonds by raising a bank loan of maximum EUR 90 million (the "Loan") and for the remaining ten per cent by the capitalization which will take place through the employees' acquisition of Shares and the hedge arrangement described below. Consequently, InvestCo will have an equity of maximum EUR 10 million. InvestCo intends to divest its assets (including convertible bonds and/or shares) in 2009 and repay all its debts, whereupon InvestCo's remaining proceeds, less repayment of the nominal value of the shares held by ASSA ABLOY AB, shall be distributed among such employees who, directly or indirectly, participate in the incentive program.

The accrued interest from the convertible bonds is intended to cover interest paid under the Loan together with certain administrative costs.

Decisions relating to conversion, sale or other management issues concerning the convertible bonds and/or shares in ASSA ABLOY AB held by InvestCo shall be taken by the Board of Directors of InvestCo, which shall consist of seven board members, whereof two ASSA ABLOY AB representatives, two employee representatives and three independent board members.

ASSA ABLOY AB will not control InvestCo neither through its shareholdings nor through its board representation.

ASSA ABLOY AB will issue different types of Stock Appreciation Rights to employees in certain countries, such as the United States, Canada and Australia having economic rights and obligations basically corresponding to those of the Shares in InvestCo via local subsidiaries or legal persons established specially for this purpose and in principle on the same terms as for the sale of the Shares.

In order to hedge any increase in value of the Stock Appreciation Rights, ASSA ABLOY AB intends to arrange a hedge by acquiring a number of call options corresponding to the number of issued Stock Appreciation Rights from Société Générale. The call options will be cash settled, i.e. not result in any delivery of Shares. Société Générale will acquire Shares in InvestCo at the same price as the employees to the extent required in order to have a cash settlement for the issued call options. In addition, ASSA ABLOY AB intends to hedge certain social security charges arising. The total hedging costs after tax are expected to amount to an insignificant amount from an ASSA ABLOY Group perspective. It is not anticipated that the costs of the program will be materially affected by a possible increase in value, as an increase in value of the Stock Appreciation Rights and social security contributions is intended to mainly be secured by a hedge.

Voting Majority

The Board of Directors proposes that the resolution on the issue of convertible bonds and the approval of the measures described above for the implementation of the incentive program shall be

valid only if supported by shareholders holding at least nine tenths of the shares voted as well as nine tenths of all shares present or represented at the General Meeting, since the issue and the measures described above form part of one integrated incentive program.

The Board of Directors considers the incentive program to be a reasonable proposal with regard to the persons who are entitled to subscribe, the conditions of the proposal, the size of the allotment, the existence of other share related incentive programs and other relevant factors.

C. *Documentation*

The Accounts and the Auditor's Report, as well as the Board of Directors' recommendation to issue convertible bonds in its entirety, will as from 13 April 2004 be available for the shareholders at the Company.

Copies hereof will also be sent to shareholders who so request and state their address, and will also be available at the General Meeting.

Welcome!
Stockholm in March 2004
The Board of Directors
ASSA ABLOY AB (publ)